Exhibit 12
NORTEL NETWORKS CORPORATION
Computation of Ratio of Earnings to Fixed Charges and Dividends

	Years ended December 31,
			2005	2004	2003
(millions of U.S. Dollars)	2007	2006	As restated	As restated	As restated

Earnings (loss) from operations before minority interest, equity in net loss of associated companies and income taxes	270	141	(2,656)	(283)	116

Add:
Fixed charges	547	447	311	290	320
Amortization of capitalized interest	—	—	—	—	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—

Subtract:
Interest capitalized	5	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	38	33	25	20	23
Minority interest in pre-tax income of subsidiaries without fixed charges	115	59	39	33	48

Income (loss) as adjusted	659	496	(2,409)	(46)	363

Fixed charges:
Interest expense
- Long-term debt	352	272	209	192	178
- Other	29	68	10	10	28
1/3 of rental expense on operating leases deemed to be representative of interest expense	109	66	58	60	87
Preference security dividend requirements of consolidated subsidiaries	38	33	25	20	23
Amortized premiums, discounts and capitalized expenses related to indebtedness	19	8	9	8	4

Fixed charges	547	447	311	290	320

Nortel Networks Corporation preference security dividend	—	—	—	—	—

Combined fixed charges and preference security dividend requirements	547	447	311	290	320

Ratio of earnings to fixed charges	1.2	1.1	*	*	1.1

Ratio of earnings to combined fixed charges and preference security dividend requirements	1.2	1.1	**	**	1.1

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively

**	The earnings of Nortel Networks Corporation were inadequate to cover combined fixed charges and preference security dividend requirements for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively